EXA CORPORATION

55 Network Drive

Burlington, Massachusetts 01803

June 25, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray, Esq.

Re:	Exa Corporation; Registration Statement on Form S-1,

Registration No. 333-176019

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Exa Corporation, a Delaware corporation (the “Company”), hereby confirms its oral request of June 25, 2012 that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-176019), as amended, be accelerated so that the Registration Statement will become effective at 3:45 p.m. on June 27, 2012, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any other action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, EXA CORPORATION

By:	/s/ Edmond L. Furlong
Edmond L. Furlong, Chief Operating Officer and Chief Financial Officer